                                  Exhibit 12.1

                               Foster Wheeler Ltd.

                Statement of Computation of Consolidated Ratio of
                            Earnings to Fixed Charges
                                     ($000's)
                                    Unaudited

                                                                                 Three Months Ended
Earnings:                                                                 March 28, 2003   March 29, 2002
---------                                                                 --------------   --------------
                                                                                             (Restated)
Net loss prior to a cumulative effect of a change in accounting
       principle                                                          $      (19,820)  $      (25,610)
Taxes on income                                                                    7,458            5,884
Total fixed charges                                                               23,964           24,268
Capitalized interest                                                                (308)            (238)
Capitalized interest amortized                                                       568              555
Equity loss/(earnings) of non-consolidated associated companies
       accounted for by the equity method, net of dividends                       (3,506)           6,076
                                                                          ---------------  --------------
                                                                          $        8,356   $       10,935
                                                                          ===============  ==============
Fixed Charges:
--------------

Interest expense (includes dividend on preferred security of
       $4,372 in 2003 and $4,012 in 2002)                                 $       21,794   $       20,916
Capitalized interest                                                                 308              238
Imputed interest on non-capitalized lease payment*                                 1,862            3,114
                                                                          --------------   --------------
                                                                          $       23,964   $       24,268
                                                                          ==============   ==============
Ratio of Earnings to Fixed Charges                                                     -**              -**
                                                                          ==============   ==============

* The percent of rent included in the calculation is a reasonable approximation of the interest factor.
** Earnings are inadequate to cover fixed charges. The coverage deficiency is $15,608 and $13,333 for the quarters ended 2003 and 2002, respectively.

The Company's condensed consolidated statement of earnings and comprehensive income and the condensed consolidated statement of cash flows for the three month period ended March 29, 2002 have been revised to account for the liabilities and results of operations associated with one of its postretirement medical plans in accordance with SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Note: There were no preferred shares outstanding during the period indicated and, therefore, the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for the period indicated.